REV. 3-10-2025

	2025 Shares owned
Andrew J. Zagorski Founder-Inventor	**1,040,368**
Andrew P. Zagorski CEO	**2,400,000**
James Caruso VP	**405,300**
Jerry Morris-Director	**20,000**
Total Shares management/founder	**3,865,668**
Total Shares Outstanding 3-10-2025	**7,120,300**
All other common shareholders	**3,254,632**
	Check:

| | 1,000 to 1 |
2025 % Owned	prefered shares (voting shares)
14.61%	
33.71%	9500
5.69%	
0.28%	
45.71%	
_____	
100.00%	